REDGRAVE & ROSENTHAL LLP

                                Attorneys at Law

                           120 East Palmetto Park Road
                                    Suite 450
                         Boca Raton, Florida 33432-4845

                            Telephone (561) 347-1700
                            Facsimile (561) 391-9944

GERALD W. GRITTER
ggritter@boca-law.com
Direct: 561-391-8899

September 8, 2006

Blaise Rhodes
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      Real Logic, Inc. (the "Company")
         Form 10-KSB for the Fiscal Year Ended December 31, 2005 File No. 000-32055

Dear Mr. Rhodes:

The Company is prepared to file an amended Form 10-KSB in response to your comment letter dated August 29, 2006. A redlined copy of the proposed amended Form 10-KSB is enclosed for your review. Listed below are the responses to your comments as contained in your letter.

10-KSB

Item 1. Business

1. We note that you formed a subsidiary (Duncan Motor Company) and acquired a 60% interest in a development stage company for 125,000 shares of your common stock in June 2006. Explain this transaction in detail and discuss how you are accounting for the acquisition. In addition, as it would appear that this is a significant acquisition, tell us why you have not filed an 8-K to report this event.

WE HAVE REVISED ITEM 1 TO DISCUSS THE TRANSACTION IN MORE DETAIL. WE HAVE NOTED THE USE OF PURCHASE ACCOUNTING AND REFERENCED THE READER TO NEW NOTE 10 TO THE FINANCIAL STATEMENTS FOR DETAIL REGARDING VALUATION OF THE STOCK ISSUED, AND THE TREATMENT OF GOODWILL AND RESEARCH AND DEVELOPMENT EXPENSES.

SINCE THE SUBSIDIARY HAS NO ASSETS AND NO REVENUES, WE BELIEVED A FORM 8-K WAS NOT REQUIRED. 2. Considering your audit report is dated August 8, 2006, tell us why you have not disclosed the details of the acquisition (as noted above) as a subsequent event in our financial statements. Please advise or revise accordingly.

WE HAVE ADDED FOOTNOTE 10 TO THE FINANCIAL STATEMENTS, DISCUSSING THE SUBSEQUENT EVENT.

Item 8A. Controls and Procedures, page 9

3. Please revise to disclose conclusions as of the end of the period covered by the report rather than within the 90-day time period prior to the filing of the report, as you have indicated. Also, please note that Rule 13a-14(c) has been superseded. The appropriate reference is 13a-15(f). Please revise accordingly. Further, note that the disclosure of changes in internal control should refer to your last fiscal quarter, not subsequent to the date of the evaluation, as you have indicated. Refer to Items 307 and 308(c) of Regulation S-B.

ITEM 8A HAS BEEN CORRECTED AS NOTED.

Financial Statements

Report of independent registered public accounting firm, page F-1

4. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your auditor (Baum & Company, P.A.) to revise the opening and opinion paragraphs of the audit report to address the cumulative period from June 28, 1999 (inception) to December 31, 2005.

THE REPORT OF BAUM & COMPANY HAS BEEN REVISED AS REQUESTED.

Notes to Financial Statements

Note 7 - Acquisition, F-9

5. We noted your disclosure regarding the merger of Timber Property on September 9, 2005; however, it is not clear how you have recorded this transaction (e.g. business combination, merger between entities under common control, etc.) Please clarify and explain the business purpose of this transaction, identify the controlling parties of each entity before and after the merger, and cite the specific accounting literature you used to support your accounting treatment. In this regard, provide us with a discussion of the applicability of SFAS 141 as it relates combinations of entities under common control, specifically paragraph
(11) and paragraphs (D-11) through (D-18). We may have further comments.

NOTE 7 HAS BEEN REWRITTEN TO INCLUDE THE REQUESTED INFORMATION.

Other Regulatory

6. We note that you have not met your filing obligations under the Exchange Act. Please file the necessary delinquent filings and resume your filing obligations without delay.

OUR FORM 10-QSB FOR THE FISCAL QUARTER ENDED MARCH 31, 2006, WAS FILED ON AUGUST 31, 2006. OUR FORM 10-QSB FOR THE FISCAL QUARTER ENDED JUNE 30, 2006, WILL BE FILED WITHIN A MATTER OF DAYS.

Also enclosed is a written statement from the company acknowledging its responsibilities with regard to its disclosure filings.

Please contact me with any further comments you may have.

Sincerely,


Gerald W. Gritter

                                REAL LOGIC, INC.
                       340 Royal Poinciana Way, Suite 326B
                              Palm Beach, FL 33480


September 8, 2006

Blaise Rhodes
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      Real Logic, Inc. (the "Company")
         Form 10-KSB for the Fiscal Year Ended December 31, 2005
         File No. 000-32055

Dear Mr. Rhodes:

As requested in your comment letter dated August 29, 2006, this letter acknowledges our understanding that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in our filings

          - Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing

          - The Company may not assert staff comments as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.


Sincerely,


Bradford L. Tolley
Chief Executive Officer